

December 9, 2020

Jielun Zhu
Chief Financial Officer
I-Mab
Suite 802, West Tower, OmniVision
88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China

>   **Re: I-Mab**
>   **Registration Statement on Form F-1**
>   **Filed December 1, 2020**
>   **File No. 333-251050**

Dear Mr. Zhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Z. Julie Gao, Esq.